Page 1 of 18 Pages
CUSIP No. 055367106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

BCSB BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

055367106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL  60540
973-360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

MILW

Page 2 of 18 Pages
CUSIP No. 055367106

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

MILW_

Page 3 of 18 Pages
CUSIP No. 055367106

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

MILW

Page 4 of 18 Pages
CUSIP No. 055367106

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,410
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

MILW

Page 5 of 18 Pages
CUSIP No. 055367106

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 232,262
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 232,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

MILW

Page 6 of 18 Pages
CUSIP No. 055367106

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 311,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 311,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON PN

*   9.98% ownership was rounded to 10.0%.

MILW

Page 7 of 18 Pages
CUSIP No. 055367106

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,410
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

MILW

Page 8 of 18 Pages
CUSIP No. 055367106

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 311,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 311,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON IN

*   9.98% ownership was rounded to 10.0%.

MIL

Page 9 of 18 Pages
CUSIP No. 055367106

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52
	8	SHARED VOTING POWER 311,672
	9	SOLE DISPOSITIVE POWER 52
	10	SHARED DISPOSITIVE POWER 311,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON IN

*   9.98% ownership was rounded to 10.0%.
MILW

Page 10 of 18 Pages
CUSIP No. 055367106

Item 1.	Security and Issuer

The initial Schedule 13D, dated August 5, 2008, was filed with the Securities and Exchange Commission on August 13, 2008 (the “Initial Schedule 13D”).  This Amendment No. 1 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, $0.01 par value (“Common Stock”), of BCSB Bancorp, Inc. (the “Company” or “BCSB Bancorp”).  The address of the principal executive offices of the Company is 4111 E. Joppa Road, Baltimore, Maryland  21236.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the Initial Schedule 13D.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic (“PL Capital”)

•	PL Capital Advisors, LLC, a Delaware limited liability company and Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and Mr. Lashley as an individual

(a)-(c)     This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

Page 11 of 18 Pages
CUSIP No. 055367106

(2)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

(4)	shares of Common Stock held by Mr. Lashley, as an individual.

The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 311,724 shares of Common Stock of the Company acquired at an aggregate cost of $4,168,824.

The amount of funds expended by Financial Edge Fund to acquire the 164,771 shares of Common Stock it holds in its name is $2,173,193.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BN Paribas Prime Brokerage, Inc. (“BNP Paribas”).

The amount of funds expended by Financial Edge Strategic to acquire the 67,491 shares of Common Stock it holds in its name is $918,492.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin loans provided by BNP Paribas.

Page 12 of 18 Pages
CUSIP No. 055367106

The amount of funds expended by Goodbody/PL LP to acquire the 79,410 shares of Common Stock it holds in its name is $1,076,229.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Mr. Lashley to acquire the 52 shares of Common Stock he holds in his name is $910.  Such funds were provided from Mr. Lashley’s personal funds.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on those firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing no member of the PL Capital Group has margin loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  The PL Capital Group’s intent is to influence the policies of BCSB Bancorp and assert PL Capital Group’s stockholder rights, with a goal of maximizing the value of the Common Stock.

On March 20, 2009, the PL Capital Group entered into a Standstill Agreement (the “Agreement”) with BCSB Bancorp.  Pursuant to the Agreement, BCSB Bancorp has amended its bylaws to remove a local residency requirement for directors.  BCSB Bancorp made an additional commitment with respect to a proposed equity incentive plan that will be submitted to stockholders at the 2009 annual meeting.  Specifically, as long as the PL Capital Group remains a 5% or greater beneficial owner of the Common Stock, any options to acquire the Common Stock granted under the proposed equity incentive plan will be granted at an exercise price equal to the greater of (1) $10.00 per share, or (2) the fair market value of a share of the Common Stock on the date of grant.

Pursuant to the Agreement, the PL Capital Group agreed to withdraw its December 10, 2008 stockholder proposal, that would have been submitted to stockholders at the 2009 annual meeting, that the Company’s Board of Directors take the steps necessary to amend the bylaws to eliminate the local residency requirement for directors.  In addition, the PL Capital Group agreed to support BCSB Bancorp’s nominees for election and to vote as recommended by the Company’s Board of Directors with respect to other future stockholder proposals at the 2009 and 2010 annual meetings of stockholders, to vote for the approval of the proposed equity incentive plan at the 2009 annual meeting, and to refrain from taking the following actions, among others, without the approval of the Company’s Board of Directors through September 30, 2010:

Page 13 of 18 Pages
CUSIP No. 055367106

•
acquiring or selling securities of BCSB Bancorp, provided that (1) the PL Capital Group may sell the Common Stock subject to a Company right of first refusal and (2) the PL Capital Group may acquire securities of BCSB Bancorp immediately following the 2009 annual meeting of stockholders (as long as the PL Capital Group does not acquire more than 9.9% of any class of voting securities of BCSB Bancorp);

•
making, or participating directly or indirectly in, a solicitation of proxies, or seeking to advise or influence in any manner any person with respect to the voting of any voting securities of BCSB Bancorp;

•	acquiring or offering to acquire or agreeing to acquire (1) any of the assets of BCSB Bancorp or (2) direct or indirect rights, warrants or options to acquire any assets of BCSB Bancorp;

•	arranging or participating, directly or indirectly, in any financing (except for margin loan financing for shares presently beneficially owned) for the purchase of any securities of BCSB Bancorp; and

•
acting or seeking to offer to BCSB Bancorp or any of its stockholders any business combination, restructuring, recapitalization or similar transaction to or with BCSB Bancorp or otherwise seeking to control or change the management, Board of Directors or policies of BCSB Bancorp, or proposing any matter to be voted upon by the stockholders of BCSB Bancorp.

Subject to the Agreement, members of the PL Capital Group may make further purchases of shares of Common Stock although it has no present intention of increasing its ownership above 9.99%.  Subject to the Agreement, members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them at any time.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 3,121,076 outstanding shares of Common Stock.  This is the number of shares of Common Stock that BCSB Bancorp reported as outstanding as of January 21, 2009 in its most recent Form 10-Q/A, which was filed with Securities and Exchange Commission on February 13, 2009.  The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

Page 14 of 18 Pages
CUSIP No. 055367106

(A)	Financial Edge Fund

(a)-(b)     See cover page.

(c)           Financial Edge Fund made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)     See cover page.

(c)           Financial Edge Strategic made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Goodbody/PL LP

(a)-(b)     See cover page.

(c)           Goodbody/PL LP made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP, including the voting and disposition of shares of Common Stock held in the name of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)	PL Capital

(a)-(b)     See cover page.

Page 15 of 18 Pages
CUSIP No. 055367106

(c)           PL Capital has made no purchases or sales of Common Stock directly.

(d)           PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(E)	PL Capital Advisors

(a)-(b)     See cover page.

(c)           PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)           PL Capital Advisors is the Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.

(F)	Goodbody/PL LLC

(a)-(b)     See cover page.

(c)           Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(G)	Mr. John W. Palmer

(a)-(b)     See cover page.

(c)           Mr. Palmer made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(H)	Mr. Richard J. Lashley

(a)-(b)     See cover page.

(c)           Mr. Lashley made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

Page 16 of 18 Pages
CUSIP No. 055367106

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

With respect to Financial Edge Fund and Financial Edge Strategic:   PL Capital  and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP:  Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to the Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement.*
2	Standstill Agreement, dated March 20, 2009.
_______

*  Filed previously.

Page 17 of 18 Pages
CUSIP No. 055367106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      April 2, 2009

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/John Palmer /s/Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/John Palmer /s/Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

MILW

 Page 18 of 18 Pages
CUSIP No. 055367106

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/John Palmer /s/Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/John Palmer /s/Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/John Palmer /s/Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/John Palmer /s/Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

By: /s/John W. Palmer John W. Palmer
By: /s/Richard J. Lashley Richard J. Lashley